================================================================================

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                                   FORM 10-SB

                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                             SMALL BUSINESS ISSUERS

        UNDER SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                               BROOKE CORPORATION
                 (NAME OF SMALL BUSINESS ISSUER IN ITS CHARTER)

                  KANSAS                                48-1009756
        (STATE OR OTHER JURISDICTION OF      (IRS EMPLOYER IDENTIFICATION NO.)
        INCORPORATION OR ORGANIZATION)


            10895 GRANDVIEW DRIVE, SUITE 250, OVERLAND PARK, KS 66210
               (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES) (ZIP CODE)


                    ISSUER'S TELEPHONE NUMBER: (913) 661-0123


       SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:


                                      NONE




           SECURITIES TO BE REGISTERED UNDER SECTION 12(g) OF THE ACT:


                     COMMON STOCK, PAR VALUE $1.00 PER SHARE


================================================================================

                                TABLE OF CONTENTS

FORWARD-LOOKING STATEMENTS..................................................................1
PART I......................................................................................2
        ITEM 1  DESCRIPTION OF BUSINESS.....................................................2
        ITEM 2  DESCRIPTION OF PROPERTY.....................................................9
        ITEM 3  DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES.....................9
        ITEM 4  REMUNERATION OF DIRECTORS AND OFFICERS.....................................11
        ITEM 5  SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN
        SECURITYHOLDERS VOTING SECURITIES AND PRINCIPAL HOLDERS:...........................12
        ITEM 6  INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN
        TRANSACTIONS.......................................................................12
        ITEM 7  DESCRIPTION OF SECURITIES..................................................14
PART II....................................................................................14
        ITEM 1 MARKET PRICE OF AND DIVIDENDS ON THE COMMON EQUITY AND
        OTHER SHAREHOLDER MATTERS..........................................................14
        ITEM 2 LEGAL PROCEEDINGS...........................................................14
        ITEM 3 CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS...............................15
        ITEM 4 RECENT SALES OF UNREGISTERED SECURITIES.....................................15
        ITEM 5 INDEMNIFICATION OF DIRECTORS AND OFFICERS...................................15
PART F/S...................................................................................17
PART III...................................................................................18

FORWARD-LOOKING STATEMENTS

        The following cautionary statement is made for the purpose of taking advantage of any defenses that may exist under the law, including common law. Forward-looking statements include statements concerning plans, objectives, goals, strategies, expectations, future events or performance and underlying assumptions and other statements that are not statements of historical facts. This document contains forward-looking statements which can be identified by the use of words such as "intend," "anticipate," "believe," "estimate," "project," or "expect" or other similar statements. These forward-looking statements involve risks and uncertainties which could cause actual results or outcomes to differ materially from those expressed in the forward-looking statements. Brooke Corporation's (the "Company") expectations, beliefs and projections are expressed in good faith and are believed by the Company to have a reasonable basis, including without limitation, management's examination of historical operating trends, data contained in the Company's records and data available from third parties. However, there can be no assurance that management's expectations, beliefs or projections will occur or be achieved or accomplished. In addition to other factors and matters discussed elsewhere, the following are important factors that, in the view of the Company, could cause actual results to differ materially from those discussed in the forward-looking statements:

                  (a) the growth projected by the Company, if achieved, must be efficiently and effectively managed;

                  (b) the Company's financial results will depend upon the success of its marketing efforts and its ability to attract and retain key personnel;

                  (c) recently enacted federal legislation (Financial Services Modernization Act) may impact the Company's agents in ways that are not anticipated; and

                  (d) the Company must use the Internet and other technology to manage projected growth.

        The Company does not undertake to update publicly any forward-looking statements for any reason, even if new information becomes available or other events occur in the future.

                                     PART I

        The Company has elected to report under Disclosure Alternative 2 under Form 10-SB.

ITEM 1 DESCRIPTION OF BUSINESS
(Form 1-A Model B Item 6)

        NATURE OF THE BUSINESS. The Company engages in the business of selling insurance and financial services through independent agents and brokers. Virtually all of the Company's current revenues are derived from the sale of property and casualty insurance policies, although the Company intends to increasingly sell other insurance and financial services, including life and health insurance, credit services, investment services and other related financial services.

        The Company provides third-party administration (processing) to independent insurance agents and bank insurance agents using the "Master Agent" program pioneered by the Company. The basic premise of the Company's Master Agent program is the concept that agents must outsource administrative activities to a Master Agent that can generate sufficient economies of scale to reduce administrative expenses and increase agent productivity. As such, the Company has developed detailed processing standards for third-party processing by a Master Agent. Administrative and processing services provided by the Company to the agents under the Master Agent program include, but are not limited to, accounting, data maintenance and payment services.

        In connection with the Master Agent program, the Company prepares, reconciles and distributes monthly statements to each of its franchise agents. Such monthly statements list all credits and debits and represent a comprehensive reconciliation of Company commissions, receipts from agent's customers, checks issued to an agent's customer and vendors, and pass-through or journal entries for amounts due the Company in its capacity as Master Agent.

        The Master Agent program also promotes agency efficiency through data maintenance services. All customer account documents are provided to the Company for imaging or other electronic storage. Agents are then provided passwords so documents associated with an agency may be viewed by such agency's personnel from any location via the Internet.

        In addition, the Company provides marketing assistance to its network of agents through brand name development. By participating in the Master Agent program, agents gain the power of a common brand name through the Company. The Company believes that associating products and services with a trusted brand name can result in additional sales, much as additional sales can result from a product endorsement. Although a trusted brand name may attract an Internet customer, because of the complexity of many insurance products and financial services, the assistance of a local agent to provide individualized customer support is often required. The Company believes that agents with a trusted brand name, local agency presence and Master Agent support are well-positioned in business-to-business Internet sales of insurance and financial services.

        Another aspect of the Master Agent program that is advantageous to the agents is the Company's purchasing power. By consolidating purchasing activities, the Company believes that a Master Agent is able to negotiate better commissions and has access to more insurance companies.

        The Company also provides loans to independent insurance agents for acquisition of insurance agencies, matches agency buyers with sellers and generally assists agents with increasing agency value and liquidity. The Company believes that independent insurance agents, as small business owners, distribute financial services less expensively because they are more motivated and willing to defer some of their compensation until the agency business is sold. Therefore, as part of the effort to make agents more efficient, the Company attempts to make ownership more attractive by facilitating ownership transfers through development of detailed legal standards, increasing credit availability by developing agency lending standards, and making ownership value easier to measure with standards for appraisals for insurance agencies.

        BUSINESS HISTORY. The Company was incorporated under the laws of the State of Kansas on January 17, 1986, under the name of Brooke Financial Services, Inc. The Company subsequently amended its articles of incorporation, changing its name to Brooke Corporation. In the early years of the Company's operations, the Company sold its services primarily to bank insurance agencies; however, the bank market was limited because only the smallest banks were authorized to sell insurance. Therefore, the Company began focusing on the sale of its services to independent insurance agents.

        Several significant events occurred in 1996 which affected the Company's operations including: the expansion of the Company's processing center into a larger facility in Phillipsburg, Kansas, the adoption of a "franchise" approach to expansion, and the development of a lending program for agency acquisition by franchise agents.

        From 1996 to 1999 the Company spent significant resources researching and developing the processing, legal, lending, and valuation standards described herein, which collectively represent the foundation of the Company's Master Agent program. During this period of time, the Company also rewrote its document management and commissions accounting software to accommodate these standards and began presentation of documents and commissions over the Internet.

        In 1998, the Company developed a sales organization which had a full support staff in each state where the Company conducted operations. The result was the creation of a sales and support organization that was expensive and required more management resources than the Company could afford. In 2000, a regional office approach was adopted to consolidate state office facilities and staff.

        BUSINESS STRATEGY. The Company believes that independent insurance agencies represent an increasingly popular means for distributing certain financial services and that the Company's Master Agent concept will become increasingly important to the future success of independent insurance agents. As such, the Company expects the demand for its processing, marketing and lending services to grow rapidly.

        During 2000 and 2001, the Company does not expect to develop any new products because demand for existing products is anticipated to fully utilize the Company's capacity to manage and staff regional offices. However, the Company does expect to revise or enhance existing products based on agent comments and suggestions. Accordingly, it is expected that a certain amount of additional research and development expense will be incurred during this time period.

        SERVICES AND PRODUCTS. The Company has two product lines, the first of which is the Master Agent program, which was developed exclusively by the Company and to which the Company believes is unique to the industry. The Company's secondary line of products is specialty programs, such as the Company's agency lending program and insurance programs for industry niches.

        Document management and commissions accounting are an agency's primary administrative functions and may be outsourced to the Company's processing center as part of the services offered through the Master Agent program. Documents and accounting information are presented to the agents by the processing center through the processing center's Web site. The Master Agent program also provides for development of a national brand name for agents and consolidation of agent's purchasing power with insurance companies and other financial services suppliers.

        The Company's secondary product line is specialty programs, the most successful of which is the lending program, but also includes insurance programs for various industry niches.

        The Company, through its wholly-owned finance subsidiary, Brooke Credit Corporation, originates loans to agents primarily for the purpose of insurance agency acquisition. Such loans are secured by, among other things, insurance agency assets. The Company's lending program features standardized legal documentation and established standards for credit approval and ongoing credit review.

        The origination of agency acquisition loans to agents is expected to increase demand for the Company's Master Agent services. The Company believes that many traditional lenders are reluctant to lend money for acquisition of an insurance agency because the primary collateral for such loans, insurance commissions, could be jeopardized in the event of a borrower default. To protect itself from such a risk, the Company requires all borrowers of the Company's lending program to enroll in the Master Agent program. Under the Master Agent program, the Company is listed as the agent-of-record for policies written by an agent. Thus, in the event that the agent/borrower defaults on its obligations under the agency acquisition loan, the Company continues to collect payments and services the defaulted agent's accounts. This arrangement minimizes the impact of an agent/borrower's default and protects the collateral pledged under the terms of the agency acquisition loan.

        In addition to the Company's lending program, the Company, through its wholly-owned subsidiaries, The American Agency, Inc., The American Heritage, Inc., and Interstate Insurance Group, L.L.C., sells insurance programs and "targeted market" policies through its network of agents and through agents not affiliated with the Company. In connection with such specialty programs, agents offer insurance coverage to targeted classes of business which may not be obtained from standard markets at all or which cannot be obtained from standard markets on a favorable basis. Such target classes of business include limousine companies and meat processors. Although specialty programs may be offered through any duly licensed agent, it is typical for specialty programs to be "cross sold" to agents that purchase the Master Agent services.

        CUSTOMERS. The Company's customers are independent insurance agents and bank insurance agents. The Company currently sells its products and services through approximately 90 agencies that employ or retain approximately 300 agents in the States of Colorado, Kansas, Louisiana, Missouri, Nebraska, Oklahoma and Texas.

        It has been the experience of the Company that independent insurance agents are more willing to sell their agency businesses. The Company's agency lending program is a source of credit for prospective purchasers of agency businesses. The relative success of the Company's agency lending program is attributable to the loan collateral enhancements and protections provided by the Company's Master Agent concept. As such, the Company expects that as the demand for agency acquisition loans from independent insurance agents increases, the demand for the Company's Master Agent services will increase as well.

        Although a significant number of the Company's current customers are bank insurance agents, such agents represent a relatively small portion of the Company's overall commissions because they are generally agents from small banks in small communities. With the passage of the Financial Services Modernization Act, larger banks in larger communities are now authorized to sell insurance. The Company anticipates that larger banks will engage in the business of selling insurance, which, in turn, the Company believes will lead to a greater demand for the services offered under the Company's Master

Agent program. By outsourcing agency administration to a Master Agent and with the purchasing power provided by a Master Agent, the Company believes that bank insurance agents can immediately take advantage of the expanded insurance powers available under the Financial Services Modernization Act.

        INSURANCE MARKET. Although the Company's revenues are comprised primarily of the sales commission portion of insurance premiums, most industry analysis is based on premiums. Based on typical sales commission rates, the Company has estimated its gross annualized premiums to be $100 million to $110 million.

        According to the Insurance Information Institute, insurance premiums in the United States totaled $636.8 billion in 1998, which was 8.1% more than in 1997. Premiums in the property and casualty sector totaled $281.5 billion and life and health premiums totaled $355.3 billion. World insurance premiums totaled $2.13 trillion in 1997 (latest data available from the Insurance Information Institute).

        The Company's agents sell insurance to both personal and commercial customers; however, as a group, the agents sell more commercial insurance than personal insurance. Independent insurance agents, such as the Company's franchise agents, sold 75.6% of the commercial insurance sold by the Company in 1998. Commercial policy premiums in the United States grew from $132.7 billion in 1997 to $137.6 billion in 1998 (latest data available) according to A.M. Best Company.

        COMPETITION. The Company is unaware of any direct competitors in the United States for the Master Agent services that are offered to independent insurance agents and bank insurance agents. Although the Company is aware of other insurance companies that offer similar services to agents, to the best of the Company's knowledge, such services do not allow agents exclusive agency ownership and/or require that such agents sell exclusively for one insurance company. Also, insurance companies sometimes offer assistance to agents' policyholders that have purchased policies from their specific insurance company. However, there does not appear to be a service, such as the Company's Master Agent program, that attempts to provide a comprehensive solution to the efficiency problems encountered by independent insurance agents and bank insurance agents.

        The Company has more competition for the sale of its specialty programs, especially insurance programs, than it does for the sale of its Master Agent services. Many independent insurance agents and brokers are developing insurance programs for specific market niches. However, those that purchase the Company's Master Agent services are a receptive audience for the Company's specialty programs which the Company believes gives it a significant advantage within its Master Agent organization.

        The competition for agency loans comes primarily from banks and other traditional lenders, many of which are larger and have larger resources than that of the Company. However, the Company is not aware of any lenders that have developed the comprehensive legal and lending standards that are required to protect and preserve the intangible assets that serve as collateral for insurance agency loans originated by the Company. Additionally, as previously noted, the Master Agent program is critical to collateral preservation and the Company believes that the entire package of services offered under the Master Agent program are not currently available from others.

        SALES AND MARKETING. Most of the Company's marketing activities are currently conducted from its Kansas City, Dallas, or Denver area regional offices. The Company expects to open an additional regional office in Atlanta, Georgia in the fourth quarter of 2000.

        The Company's regional managers market the Master Agent program to independent insurance agents using a description of "franchise agents" because, as a part of the Master Agent program, independent insurance agents use a common trade name and share many other characteristics of a franchise relationship. Accordingly, the Company discloses information relating to the Master Agent program to prospective agents using the Uniform Franchise Offering Circular format.

        The services offered under the Company's Master Agent program are also marketed to bank insurance agents; however, bank insurance agents typically use a trade name associated with the sponsoring bank instead of the common trade name used by franchise agents. Therefore, the term "bank agents" is used to differentiate franchise agents from bank agents. Unlike franchise agents, the services offered under the Master Agent program to bank agents are limited to insurance, as most bank agents also want to sell the banking, investment or lending services of the sponsoring bank.

        Those agents selling the Company's specialty programs are identified as "broker agents." Broker agents provide expertise in a specific industry niche to other agents, typically franchise or bank agents that purchase the Company's Master Agent services. Additional revenues are created when the Company's franchise agents or bank agents purchase expertise from the Company's broker agents. For example, the Company's agency lending program requires enrollment in the Master Agent program and, as a result, is the largest source of Master Agent program sales.

        In the spirit of multilevel sales organizations, the Company encourages its franchise, bank and broker agents to recruit subagents to purchase the services offered under the Master Agent program and specialty programs. Franchise agents can build a sales organization of smaller subagents and, because of growth and size bonuses, receive a larger share of commissions from the Company. Correspondingly, bank agents can use the Master Agent's services to recruit other banks as subagents.

        EMPLOYEES. The Company currently employs a total of approximately 82 employees of which a significant number are part-time employees employed by the processing center. On a full-time equivalency basis, the Company employs approximately 70 individuals.

        SUPPLIERS. The Company has agency relationships with a large number of insurance companies. The Company has direct agency relationships with five of the six leading writers of commercial insurance in the United States (based on 1998 premiums). The Company's largest suppliers include Safeco Insurance Company, Allied Insurance Company, Employers Mutual Companies, Columbia Insurance Company and Allstate Insurance Company.

        REGULATIONS. The Company's insurance activities are generally regulated by the insurance departments of individual states. The Company must maintain valid insurance agency licenses in most of the states in which the Company transacts its insurance and financial services business.
Periodically, agency insurance licenses must be renewed by and license fees must be remitted to the individual states.

        The Company's lending programs are targeted to businesses and are generally unregulated. Although the Company does not typically make consumer loans, the Company's finance company subsidiary is licensed as a consumer finance company by the States of Kansas and Nebraska. The Company's franchising activities are also regulated, to a certain extent, by the Federal Trade Commission and state regulators. The Company believes that it is currently in compliance with all state and federal regulations to which it is subject and is unaware of any pending or threatened investigation, action or proceeding by any state or federal regulatory agency involving the Company.

        CORPORATE STRUCTURE. All of the Company's subsidiaries are 100% owned and controlled by the Company. With the notable exception of Brooke Credit Corporation, all of the Company's subsidiaries are held primarily for regulatory licensing and insurance company contracting purposes and for which financial statements are not separately prepared. Brooke Credit Corporation, a Kansas corporation, is a licensed finance company that originates loans primarily to the Company's agents. Separate financial statements are regularly prepared for Brooke Credit Corporation, and Brooke Credit Corporation borrows money in its own right primarily through the issuance of bonds.

        The Company's other subsidiaries include:

        BROOKE LIFE AND HEALTH, INC., is a licensed insurance agency which sells life and health insurance through the Company's network of franchise agents, subagents, bank agents, broker agents and insurance producers.

        BROOKE AGENCY, INC., is a licensed insurance agency which sells property and casualty insurance through the Company's network of franchise agents, subagents, bank agents, broker agents and insurance producers.

        BROOKE INVESTMENTS, INC., develops investment services for sale through the Company's network of franchise agents, subagents, bank agents, broker agents and insurance producers.

        INTERSTATE INSURANCE GROUP, LLC, is a licensed insurance agency which sells insurance programs and "targeted market" policies through the Company's network of agents and through agents not necessarily affiliated with the Company. Interstate was acquired by the company at the end of the second quarter of calendar year 2000.

        THE AMERICAN AGENCY, INC., is a licensed insurance agency which sells insurance programs and "targeted market" policies through the Company's network of agents and through agents not necessarily affiliated with the Company.

        THE AMERICAN HERITAGE, INC., is a licensed insurance agency which also sells insurance programs and "targeted market" policies through the Company's network of agents and through agents not necessarily affiliated with the Company.

        For licensing purposes, the Company also controls First Brooke Insurance and Financial Services, Inc., which is a Texas corporation owned by a licensed Texas insurance agent but is controlled by the Company through a contractual arrangement.

        SPECIAL CHARACTERISTICS OF THE COMPANY'S OPERATIONS. The following items represent distinct or special characteristics of the Company's operations which may have a material impact upon the Company's future financial performance:

        MARKET UNCERTAINTIES. One of the primary markets for the Company's services is independent property and casualty insurance agents. The popularity of Internet sales may adversely impact independent property and casualty insurance agents and result in a general decline in the demand for the Company's services. In addition, the recent enactment of the Financial Services Modernization Act allows highly capitalized competitors, such as banks, to offer certain insurance services, where once the extent such entities could engage in insurance related activities was more restricted.

        PRODUCTION UNCERTAINTIES. The processing services provided by the Company are primarily completed at a processing center located in Phillipsburg, Kansas. Although contrary to the Company's expectations, the processing center's management, facilities, and labor force may be insufficient to accommodate the Company's expected growth. Also, although the Company has safeguards for emergencies, it does not have back-up facilities to process information if the processing center in Phillipsburg, Kansas is not functioning. The occurrence of a major catastrophic event or other system failure at the Company's processing center in Phillipsburg, Kansas could interrupt document processing or result in the loss of stored data.

        DEPENDENCE ON INTERNET. The Company relies heavily on the Internet in conducting its operations. A main component of the Master Agent program is providing agency personnel access to agency documents over the Internet. Such service requires efficient operation of Internet connections from agencies and agency personnel to the Company's system. These connections, in turn, depend on efficient operation of Web browsers, Internet service providers and Internet backbone service providers, all of which have experienced periodic operational problems or outages in the past. Any system delays, failures or loss of data, whatever the cause, could reduce customer satisfaction with the services and products offered by the Company. Moreover, despite the implementation of security measures, the Company's computer system may be vulnerable to computer viruses, program errors, attacks by third parties or similar disruptive problems. Such events could have a material adverse effect on the Company's operations and its ability to meet customer expectations.

        GUARANTEES. The Company has guaranteed the repayment of bonds issued by its finance company subsidiary and, if the finance company incurs significant loan losses or its ability to repay the bonds is otherwise impaired, then the Company's financial condition may be adversely affected. In some instances, the Company's finance company subsidiary has sold loans to investors with full recourse which may cause an adverse financial effect on the Company in the event it is required to repurchase loans of poor quality. In addition, in connection with the Company's activities of matching agency purchasers and sellers, the Company sometimes guarantees payments to agency sellers, which may cause an adverse financial effect on the Company in the event such a purchaser defaults on its obligations to such a seller.

        INSURANCE AGENCY COLLATERAL. The Company makes loans to agents primarily for the purpose of insurance agency acquisition and which are secured by, among other things, insurance agency assets. Insurance agency assets in some cases are intangible, and the value of such assets may rapidly deteriorate if borrowers do not adequately serve their policyholders or if the policies offered are not competitively priced. Reduction in the value of the insurance agency's assets would result in a reduction of the value of the Company's secured interest. This could result in these loans being under secured which could adversely affect the Company in the event of default on such loans.

        VARIABLE INTEREST RATES ON LOANS. The interest rate on most of the Company's existing loans varies annually to an outside index that is not controlled by the Company. Although most of the Company's existing loans have been sold to loan participants, if the Company repurchases these variable rate loans or makes additional variable rate loans and market interest rates decrease, then the Company may collect less interest than it pays on its bonds or other funding sources.

        DEPENDENCE ON SUPPLIERS. The Company is dependent on others, particularly property and casualty insurance companies, to supply the products sold by its agents. A majority of the Company's products are supplied by five property and casualty insurance companies. The loss of the representation of any one of these companies, for any reason, would adversely affect the financial condition of the Company. While the Company believes it maintains strong relationships with these companies, there can be no assurance that these companies will not impose conditions to the relationship, such as lower commission rates, larger premium volume requirements, or loss ratios that the Company will not be able to satisfy.

        DEPENDENCE ON PROFESSIONAL LIABILITY CARRIER. Without professional liability insurance, it is unlikely that the Company can continue its relationships with insurance companies. Although the Company has an excellent claims history and believes it has a good relationship with its professional liability insurance carrier, termination of the Company's professional liability insurance policy may adversely impact the Company's financial prospects.

        COMPETITION. The Company's agents face significant competition. The popularity of Internet sales and passage of the Financial Services Modernization Act has increased the number of potential competitors. If the Company's prediction that agent distribution will become more widespread is accurate, then the Company will face greater competition for the services it provides to its agents. Many of the Company's potential competitors have greater financial resources and market acceptance than the Company.

ITEM 2 DESCRIPTION OF PROPERTY
(Form 1-A Model B Item 7)

        The Company's principal executive offices are located at 10895 Grandview Drive, Building 24, Suite 250, Overland Park, Kansas 66210 and its telephone number is (913) 661-0123. In addition to serving as the executive offices of the Company, this facility also functions as the Company's national sales office and as one of its regional sales offices. The facility consists of over 6,000 square feet of office space, leased for $12,754 per month. The lease expires on December 31, 2003.

        The Company also maintains a processing center and two additional regional offices. The processing center is located in Phillipsburg, Kansas, and consists of 6,000 square feet of office space. With respect to the processing center, the Company has a year to year lease that is renewable at its option, that provides for lease payments of $2,500 per month, subject to annual adjustments. The two additional regional offices are located in Dallas, Texas and Westminster, Colorado, which are subject to lease payments of $2,961 and $675, respectively, per month. The lease on the Dallas facility expires on April 30, 2003, and the lease on the Westminster facility expires on April 30, 2001.

        The Company anticipates leasing additional office space in or around Atlanta, Georgia, during the fourth quarter of this year to conduct operations in the Southeast. Management believes that the Company's facilities (coupled with the Atlanta property yet to be identified) will be adequate for current and proposed operations. In management's opinion, adequate insurance has been purchased for the Company's properties.

ITEM 3 DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES
(Form I-A Model B Item 8)

        The following table sets forth certain information with respect to the directors and executive officers of the Company:

NAME                  AGE     POSITION

Robert D. Orr         47      Chairman of the Board of Directors, Chief
                              Executive Officer and Director
Michael Hess          44      President and Director
Leland G. Orr         38      Secretary, Treasurer, Chief Financial Officer and
                              Director
Anita Larson          38      Vice President and General Counsel

        Robert Orr and Leland Orr are brothers.

        Directors are elected to serve until the next annual meeting of stockholders and until their successors are elected and qualified. Directors of the Company serve without cash compensation and without other fixed remuneration. Officers are appointed by the Board of Directors and serve until their successors are appointed by the Board of Directors. Remuneration of the officers is set forth under "ITEM 4
REMUNERATION OF DIRECTORS AND OFFICERS" herein. Biographical resume of each director and executive officer are set forth below:

         Robert D. Orr, 47, Director, Chairman of the Board and Chief Executive Officer, is the founder of the Company. From 1992 to 1996, Mr. Orr served as President of Farmers State Bank, Phillipsburg, Kansas. From 1989 to 1991, Mr. Orr served as Chairman of the Board of Brooke State Bank, Jewell, Kansas; and from 1987 to 1989, Mr. Orr served as President of First National Bank, Smith Center, Kansas. Mr. Orr has also been a self-employed insurance agent for American Family Insurance Company. Mr. Orr is an honors graduate of Fort Hays State University with a Bachelor of Arts degree in Political Science. Mr. Orr also completed the Graduate School of Banking program at the University of Colorado. Mr. Orr is the author of a book on independent insurance agents titled "Death of an Insurance Salesman?"

        Leland G. Orr, 38, Director, Secretary, Treasurer and Chief Financial Officer, has been an officer and director of the Company since its inception. Mr. Orr is a certified public accountant and, from January 1991 to December 1994, served as President of Brooke State Bank, Jewell, Kansas. From January 1984 to September 1987, Mr. Orr worked for Kennedy, McKee & Company (formerly Fox & Company) (an accounting firm) of Dodge City, Kansas. Mr. Orr is a graduate of Fort Hays State University with a Bachelor of Science Degree in Accounting and is a member of the American Institute of Certified Public Accountants, the Kansas Society of Certified Public Accountants and the Central Kansas Chapter of Certified Public Accountants.

        Michael Hess, 44, Director and President, was an original investor in the Company. From 1975 to 1989, Mr. Hess was employed by Western Resources (a utility company). In 1989, Mr. Hess began his employment with the Company as Vice President. As a result of his success within the Company and his familiarity with the Company's operations, Mr. Hess was appointed President and National Sales Manager of the Company in 1996. Mr. Hess has also owned several small businesses and currently serves as a director of Patrons Insurance Company and Great Plains Mutual Insurance Company.

         Anita Larson, 38, Vice President and General Counsel, joined the Company in 1999. Prior to joining the Company, Ms. Larson was employed by The Equitable Life Assurance Society of the United States, New York, New York, where she was Vice President and Counsel from May 1996 to May 1999. From January 1995 to May 1996, Ms. Larson was Chief Administrative Officer of First Security Benefit Life Insurance and Annuity Company of New York. Ms. Larson started her career at Security Benefit Group, Inc. where she was Second Vice President and Counsel. Ms. Larson received a bachelors degree from the University of Kansas and a Juris Doctorate from the University of Kansas School of Law.

ITEM 4 REMUNERATION OF DIRECTORS AND OFFICERS
(Form 1-A Model B Item 9)

        The following table sets forth the aggregate annual remuneration of each of the three highest paid persons who were directors or executive officers during the period for the fiscal year ending December 31, 1999.

 NAME AND PRINCIPAL        ANNUAL            LONG-TERM          ALL OTHER          AGGREGATE
      POSITION          COMPENSATION       COMPENSATION       COMPENSATION       REMUNERATION

Michael Hess(1)           $120,628                0                  0             $120,628
(President)
Leland G. Orr(1)           112,333                0                  0              112,333
(Secretary,
Treasurer)
Anita Larson(2)             35,227                0                  0               35,227
(Vice President)

----------

(1) In addition to the compensation set forth above, Leland G. Orr and Michael Hess receive use of a vehicle for personal and commuting use.

(2) Anita Larson's compensation is for the period June 14, 1999 to December 31, 1999 and Ms. Larson receives use of a vehicle for commuting purposes.

         Pursuant to the terms of an at will employment agreement between Ms. Larson and the Company, Ms. Larson has been retained as the manager of Brooke Life and Health, Inc., a wholly-owned subsidiary of the Company. Ms. Larson's annual salary for such employment is $66,000. Ms. Larson is also entitled to quarterly bonuses equal to 5% of the quarterly growth of the Company's life and health insurance programs. In addition, Ms. Larson is eligible for an annual bonus of $30,000, contingent upon the Company's consolidated operating income attaining certain specified goals. The Company anticipates that for the calendar year 2000, in the aggregate Ms. Larson's bonuses will not exceed $15,000.

ITEM 5 SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS VOTING SECURITIES AND PRINCIPAL HOLDERS:
(Form 1-A Model B Item 10)

        VOTING SECURITIES.

          NAME AND                                        NUMBER OF              PERCENTAGE
      ADDRESS OF OWNER           TITLE OF CLASS          SHARES OWNED            OF CLASS(1)

Anita Larson
627 Louisiana Street
Lawrence, Kansas 66044            Common Stock              12,000                   1.73%

Leland G. Orr
501 Berglund Drive
Phillipsburg, Kansas 67661        Common Stock               3,400                   0.49

Michael Hess
516 South Grant
Smith Center, Kansas 66967        Common Stock               2,200                   0.32

All Executive Officers and
Directors As a Group (4
persons)                          Common Stock              32,050                   4.63
Brooke Holdings, Inc.(2)
205 F Street
Phillipsburg, Kansas 67661        Common Stock              510,271                 73.66

--------------------
(1) Percentage based on 692,768 shares of common stock outstanding.
(2) As of September 30, 2000, Brooke Holdings, Inc., owned 510,271 shares of the Company's common stock which represents 73.66% of the 692,768 shares of common stock outstanding. Robert D. Orr, Leland G. Orr and Michael Hess beneficially own 46.34%, 13.67% and 7.28%, respectively, of the shares of common stock of Brooke Holdings, Inc.


         NON-VOTING SECURITIES. None of the officers or directors own non-voting securities of the Company. The Company is unaware of any shareholder who owns more than 10% of the Company's non-voting securities.

         OPTIONS, WARRANTS, AND RIGHTS. There are no options, warrants or rights outstanding with respect to the securities of the Company.

ITEM 6  INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS
(Form 1-A  Model B  Item 11)

        Brooke Holdings, Inc., owns 100% of the common stock of GI Agency, Inc. Accordingly, through their ownership interest in Brooke Holdings, Inc., Robert
D. Orr, Leland G. Orr and Michael Hess control 100% of the voting stock of GI Agency, Inc. GI Agency, Inc. owns franchise agencies which purchase Master Agent services and obtain loans from the Company at the same general prices and general terms as provided to other unaffiliated franchise agents. As of September 30, 2000, the total outstanding balance of all loans made to GI Agency, Inc. by the Company's finance subsidiary, Brooke

Credit Corporation, was $600,914. Amounts owed to the Company by GI Agency, Inc. are secured by all the shares of the Company's common stock owned by Brooke Holdings, Inc. which currently represents 73.66% of the total shares outstanding. All of the loans made to GI Agency, Inc., have been sold to an unaffiliated lender. Because of the relationships described above, certain conflicts of interest may arise ebtween the Company and its agents in attempting to resolve disputes that occur as a result of such relationships.

        The Company has assigned all of its right, title and interest in agreements to purchase insurance agencies to GI Agency, Inc., without consideration from GI Agency, Inc. In its role of matching agency buyers and sellers, the Company from time to time executes purchase agreements to acquire agency assets and assigns them to prospective or existing franchise agents. In the event that agency assets purchased by the Company are not sold to a prospective or existing franchise agent, the Company may assign it rights and obligations pursuant to such purchase agreement to GI Agency, Inc. Such assignments allow the Company to avoid retail competition with its franchise agents and positions GI Agency, Inc. to operate such agencies until a purchaser can be identified. From January 1, 2000 through September 30, 2000, GI Agency has collected commissions on the assets subject to such assignments in the amount of $300,212.

        The Company shares office facilities with GI Agency, Inc. at its Grand Island, Nebraska office location. In 1999, GI Agency, Inc. reimbursed the Company $346,009 for personnel expenses and $10,202 for office facilities expenses. Although expenses are allocated between the Company and GI Agency, Inc., the expense allocation has not been independently evaluated to determine fairness.

        Robert D. Orr, Leland G. Orr and Michael Hess have each guaranteed certain of the Company's obligations to banks. As of September 30, 2000, the amount of such obligations outstanding were $889,039 and are scheduled to mature no later than December 12, 2006. In addition, Robert D. Orr, Leland G. Orr and Michael Hess have, in some cases, each guaranteed amounts due to suppliers under certain agency agreements. The amounts guaranteed under such agency agreements varies depending on the value of premiums to be collected under such agency agreements. The continuance of these guaranties is important to the Company's prospects.

        Brooke Holdings, Inc. borrowed $300,000 from the Company with repayment secured by Brooke Holdings, Inc.'s ownership of 73.66% of the Company's common stock. As of September 30, 2000, the amount outstanding on such loan was $192,189. The loan bears interest at a rate of 11.50% per annum and is scheduled to mature on December 31, 2000.

        Anita Larson is married to John Arensberg, a partner in Arensberg Insurance of Lawrence, Kansas and Overland Park, Kansas. The Company and Arensberg Insurance have entered into a franchise agreement pursuant to which Arensberg Insurance participates in the Company's Master Agent program. In addition, the Company's finance subsidiary, Brooke Credit Corporation, has made three loans to Arensberg Insurance. As of September 30, 2000, the total outstanding balance of such loans was $868,346. Each of the loans bears interest at a rate adjusted annually and equal to 3.5% per annum over the New York prime rate, which as of the last date of determination was 11.5% for each loan. One of the loans is scheduled to mature on October 1, 2008 and the remaining two loans are both scheduled to mature on July 1, 2009. All of the loans made to Arensberg Insurance have been sold to an unaffiliated lender.

        Ms. Anita Larson borrowed $30,000 from Brooke Credit Corporation. The loan bears interest at a rate adjusted annually and equal to 2.5% per annum over the New York prime rate, which as of the last date of determination was 12%. The loan is scheduled to mature on August 1, 2005. The purpose of the loan was to allow Ms. Larson to purchase stock of the Company.

ITEM 7  DESCRIPTION OF SECURITIES
(Form 1-A  Model B  Item 12)

        The Company is authorized to issue 1,485,000 shares of common stock, par value $1.00 per share, of which 692,768 shares are issued and outstanding and 11,250 shares are held in the Company's treasury. The Company is also authorized to issue 15,000 shares of convertible preferred stock, par value $75 per share, of which 781.33 shares are issued and outstanding. The shareholders of common stock have no preemptive or other rights to subscribe to additional shares offered by the Company. All outstanding shares are fully paid and non-assessable.

        Each outstanding share of common stock will be entitled to one vote on each matter submitted to a vote of stockholders, including one vote for each directorship to be filled. All voting is on a non-cumulative basis. Accordingly, holders of a majority of the shares of common stock present or represented by proxy at a meeting of stockholders will be able to elect all the Board of Directors and minority shareholders will not be able to elect representatives to the Board. Subject to any preferences granted to holders of outstanding preferred stock, holders of shares of common stock are entitled to receive such dividends as may be legally payable in the discretion of the Board of Directors and to participate pro rata in any distribution of the Company's assets after payment or reservation of funds for payment of its liabilities.

        The holders of the Company's preferred stock are entitled to receive quarterly cumulative dividends at a rate of 9% per annum payable quarterly. Holders of preferred stock, upon liquidation or dissolution of the Company, are entitled to be paid an amount equal to $75 for each share of preferred stock not converted into common stock before any amount may be paid to holders of common stock. The preferred stock, which is non-voting, is convertible into common stock on the basis of 13 shares of common stock for each share of preferred stock so converted. The holders of preferred stock have no right to proceed against the Company for unpaid dividends unless and until the same are declared by the Board of Directors. As of the date of this prospectus, 781.33 shares of convertible preferred stock were outstanding, which are convertible into 10,157.29 shares of common stock.

                                    PART II

ITEM 1 MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

        There is currently no public trading market for the Company's common or preferred stock. The Company's preferred stock is convertible into the Company's common stock at the rate of 13 shares of common stock for each share of preferred stock so converted. The Company's common stock has approximately 170 holders of record. The Company has paid cash dividends on its common stock of $0.06 in each quarter for the last two years. There can be no assurances given as to the payment of any dividends in the future.

ITEM 2 LEGAL PROCEEDINGS

        The Company is unaware of any legal proceedings to which the Company is a party or to which its property is subject that will result in a judgment against the Company for an amount in excess of 10% of the current assets of the Company, nor to the best of the Company's knowledge are any material legal or other governmental proceedings contemplated.

ITEM 3 CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

        The Company's principal independent accountants are Summers, Spencer & Cavanaugh, CPAs, Chartered, of Topeka, Kansas. There have been no changes in or disagreements with the Company's accountants during the two most recent fiscal years.

ITEM 4 RECENT SALES OF UNREGISTERED SECURITIES

        In December 1997, the Company issued 30,000 shares of common stock at a price of $6 per share, in an offering exempt from registration under Section 4(2) of the Securities Act of 1933, as amended. The shares were issued to three individuals, each of whom was an officer and/or director of the Company, each of whom was a sophisticated investor able to understand and bear the economic risk of the investment, and each of whom had access to all information about the Company, including the same information as would be included in a registration statement prepared by the Company.

        Additionally, from the period beginning October 1997 and ending December 1999, Brooke Credit Corporation, a wholly-owned subsidiary of the Company, issued a total of $1,680,000 in bonds through both public and private offerings. The bonds issued to the public were offered only to Kansas residents in transactions that were exempt from registration under Section 3(a)(11) of the Securities Act of 1933, as amended, and Rule 147 promulgated by the Securities and Exchange Commission. The remaining bonds were privately offered to institutional investors and were exempt from registration under Section 4(2) of the Securities Act of 1933, as amended, and Rule 506 of Regulation D promulgated thereunder. The privately placed bonds were issued only to "accredited investors," as such term is defined by Rule 501 of Regulation D, each of whom were or were controlled by persons sophisticated in business and financial affairs and each of whom were capable of bearing the risk of the investment. All bonds were issued at par value.

ITEM 5 INDEMNIFICATION OF DIRECTORS AND OFFICERS

        Section 17-6305 of the Kansas General Corporation Code provides that a corporation may indemnify any person who was or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigation, by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, judgments, fines and amounts paid in settlement actually and personally incurred by such person in connection with such action, suit or proceeding, including attorney fees, if such person acted in good faith and in a manner such person personally believed to be in or not opposed to the best interests of the corporation; and with respect to any criminal action or proceeding, had no reasonable cause to believe such person's conduct was unlawful. The Company's articles of incorporation allow the Company to indemnify a director, officer, employee or agent of the Company in connection with any proceedings described above, to the fullest extent permitted under Kansas law.

        Kansas law also permits a corporation to advance expenses incurred by a director or officer in defending a civil or criminal action, suit or proceeding in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of the director or officer to repay such amount if it is ultimately determined that the director or officer is not entitled to be indemnified by the corporation under Kansas law. The Company's articles of incorporation allow the Company to advance expenses to a director, officer, employee or agent of the Company in connection with such proceedings, to the fullest extent permitted under Kansas law.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the Company pursuant to the foregoing provisions or otherwise, the Company has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in such act, and is therefore unenforceable.

                                                  PART F/S

INDEX OF FINANCIAL STATEMENTS

Independent Accountants' Reporting relating to
Consolidated Financial Statements for Six Months
Ended June 30, 2000 and 1999...............................................................F-1

Consolidated Balance Sheets for Six Months
Ended June 30, 2000 and 1999...............................................................F-2

Consolidated Statements of Income for Six Months
Ended June 30, 2000 and 1999...............................................................F-3

Consolidated Statements of Changes in Stockholders
Equity for Six Months Ended June 30, 2000 and 1999.........................................F-4

Consolidated Statements of Cash Flows
for Six Months Ended June 30, 2000 and 1999................................................F-5

Notes to Consolidated Financial Statements for
Six Months Ended June 30, 2000 and 1999....................................................F-6

Independent Auditors' Report relating to
the audited Consolidated Financial Statement
for Years Ended December 31, 1999 and 1998................................................F-16

Consolidated Balance Sheets for Years Ended
December 31, 1999 and 1998................................................................F-17

Consolidated Statements of Income for Years
Ended December 31, 1999 and 1998..........................................................F-18

Consolidated Statements of Changes in Stockholders'
Equity for Years Ended December 31, 1999 and 1998.........................................F-19

Consolidated Statements of Cash Flows for Years
Ended December 31, 1999 and 1998..........................................................F-20

Notes to Consolidated Financial Statements for
Years Ended December 31, 1999 and 1998....................................................F-21

                         INDEPENDENT ACCOUNTANTS' REPORT

To the Board of Directors
Brooke Corporation:

We have reviewed the accompanying consolidated balance sheets of

                               BROOKE CORPORATION

as of June 30, 2000 and 1999, and the related consolidated statements of income, changes in stockholders' equity and cash flows for the six month periods then ended. These financial statements are the responsibility of the Company's management.

         We conducted our review in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

         Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements for them to be in conformity with generally accepted accounting principles.



Summers, Spencer & Cavanaugh, CPAs, Chartered
September 27, 2000

                               BROOKE CORPORATION
                           CONSOLIDATED BALANCE SHEETS
                                   (UNAUDITED)
                             JUNE 30, 2000 AND 1999
                                     ASSETS

                                                           2000             1999
                                                           ----             ----
 CURRENT ASSETS
     Cash                                                $  1,634,919   $  1,165,645
     Accounts and notes receivable, net                     2,667,709      1,987,830
     Note receivable, parent company                          131,364        165,582
     Other receivables                                        180,451         99,727
     Securities                                                 1,198          1,198
     Prepaid expenses                                         112,480         63,055
                                                         ------------   ------------

         TOTAL CURRENT ASSETS                               4,728,121      3,483,037
                                                         ------------   ------------

 INVESTMENT IN AGENCIES                                       316,520        316,520
                                                         ------------   ------------
 PROPERTY AND EQUIPMENT
     Cost                                                   2,185,979      1,637,056
     Less: Accumulated depreciation                        (1,419,837)      (928,986)
                                                         ------------   ------------

         NET PROPERTY AND EQUIPMENT                           766,142        708,070
                                                         ------------   ------------
 OTHER ASSETS
     Excess of cost over fair value of net assets           1,776,328        644,828
     Less: Accumulated amortization                          (110,146)       (67,154)
     Prepaid commission guarantee                              88,002        127,868
     Covenants not to compete                                  24,504         43,461
     Goodwill                                                  10,650         10,734
     Prepaid finders fee                                       61,885           --
     Deferred tax asset                                       408,456        298,605
                                                         ------------   ------------

         NET OTHER ASSETS                                   2,259,679      1,058,342
                                                         ------------   ------------

 TOTAL ASSETS                                            $  8,070,462   $  5,565,969
                                                         ============   ============
                    LIABILITIES AND STOCKHOLDERS' EQUITY

 CURRENT LIABILITIES
     Accounts payable                                    $    243,625   $    153,591
     Premiums payable to insurance companies                1,944,412        824,171
     Current maturities of long-term debt                   1,063,536        421,449
                                                         ------------   ------------

         TOTAL CURRENT LIABILITIES                          3,251,573      1,399,211

 LONG-TERM DEBT                                             4,534,015      3,435,797
                                                         ------------   ------------

 TOTAL LIABILITIES                                          7,785,588      4,835,008
                                                         ------------   ------------
 STOCKHOLDERS' EQUITY
     Common stock, $1 par value, 1,485,000 shares
         authorized, 704,018 shares outstanding               704,018        704,018
     Preferred stock, $75 par value, 15,000 shares
         authorized, 781 shares outstanding                    58,600         58,600
     Less: Treasury stock, 11,050 shares at cost              (39,500)       (39,500)
     Additional paid-in capital                             1,063,702      1,063,702
     Retained earnings                                     (1,501,946)    (1,055,859)
                                                         ------------   ------------

         TOTAL STOCKHOLDERS' EQUITY                           284,874        730,961
                                                         ------------   ------------

 TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY              $  8,070,462   $  5,565,969
                                                         ============   ============

--------------------------------------------------------------------------------
SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANTS' REVIEW REPORT.

                               BROOKE CORPORATION
                        CONSOLIDATED STATEMENTS OF INCOME
                                   (UNAUDITED)
                     SIX MONTHS ENDED JUNE 30, 2000 AND 1999

                                                             2000           1999
                                                             ----           ----
OPERATING INCOME
    Insurance commissions                                $  5,748,814   $  4,365,463
    Interest income                                           612,349        372,492
    Less: Participating interest expense                     (575,597)      (293,344)
    Gain (loss) on sale of inventory                          (58,500)       237,060
                                                         ------------   ------------

       TOTAL OPERATING INCOME                               5,727,066      4,681,671
                                                         ------------   ------------

OPERATING EXPENSES
    Commissions expense                                     4,050,334      2,894,912
    Payroll expense                                         1,041,133        931,451
    Depreciation and amortization                             194,715        149,900
    Other operating expenses                                  641,986        428,568
                                                         ------------   ------------

       TOTAL OPERATING EXPENSES                             5,928,168      4,404,831
                                                         ------------   ------------

INCOME (LOSS) FROM OPERATIONS                                (201,102)       276,840
                                                         ------------   ------------

OTHER EXPENSES
    Interest expense                                          189,159        159,514
                                                         ------------   ------------

       TOTAL OTHER EXPENSES                                   189,159        159,514
                                                         ------------   ------------

    NET INCOME (LOSS) BEFORE INCOME TAXES                    (390,261)       117,326

       Income tax expense (benefit)                          (112,690)        29,007
                                                         ------------   ------------

    NET INCOME (LOSS)                                    $   (277,571)  $     88,319
                                                         ============   ============

--------------------------------------------------------------------------------
SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANTS' REVIEW REPORT.

                                         BROOKE CORPORATION
                     CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                                            (UNAUDITED)
                              SIX MONTHS ENDED JUNE 30, 2000 AND 1999


                                  COMMON        PREFERRED      TREASURY     ADD'L PAID-    RETAINED
                                   STOCK          STOCK          STOCK      IN CAPITAL     EARNINGS         TOTAL
                                ------------  ------------  ------------   ------------  ------------   ------------
BALANCES, DECEMBER 31, 1998     $    704,018  $     58,600  $    (39,500)  $  1,063,702  $ (1,059,679)  $    727,141

Dividends paid                          --            --            --             --         (84,499)       (84,499)

Net income                              --            --            --             --          88,319         88,319
                                ------------  ------------  ------------   ------------  ------------   ------------

BALANCES, JUNE 30, 1999         $    704,018  $     58,600  $    (39,500)  $  1,063,702  $ (1,055,859)  $    730,961
                                ============  ============  ============   ============  ============   ============


BALANCES, DECEMBER 31, 1999     $    704,018  $     58,600  $    (39,500)  $  1,063,702  $ (1,138,557)  $    648,263

Dividends paid                          --            --            --             --         (85,818)       (85,818)

Net loss                                --            --            --             --        (277,571)      (277,571)
                                ------------  ------------  ------------   ------------  ------------   ------------

BALANCES, JUNE 30, 2000         $    704,018  $     58,600  $    (39,500)  $  1,063,702  $ (1,501,946)  $    284,874
                                ============  ============  ============   ============  ============   ============










--------------------------------------------------------------------------------
SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANTS' REVIEW REPORT.

                               BROOKE CORPORATION
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                   (unaudited)
                     SIX MONTHS ENDED JUNE 30, 2000 AND 1999

                                                                  2000           1999
                                                                  ----           ----
 CASH FLOWS FROM OPERATING ACTIVITIES:
 -------------------------------------

     NET INCOME (LOSS)                                        $   (277,571)  $     88,319

 ADJUSTMENTS TO RECONCILE NET INCOME TO
     NET CASH FLOWS FROM OPERATING ACTIVITIES:

     Depreciation                                                  140,000         58,619
     Amortization                                                   54,715         26,297
     (Gain) loss on sale of inventory                               58,500       (237,060)
     Deferred income tax expense (benefit)                        (112,690)        29,007

     (INCREASE) DECREASE IN ASSETS:
        Accounts and notes receivables, net                       (346,911)       386,704
        Prepaid expenses and other assets                          (21,984)         9,468

     INCREASE (DECREASE) IN LIABILITIES:
        Accounts and expenses payable                             (398,291)      (467,533)
        Other liabilities                                        1,294,367     (1,570,993)
                                                              ------------   ------------

     NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES           390,135     (1,677,172)
                                                              ------------   ------------

 CASH FLOWS FROM INVESTING ACTIVITIES:
 -------------------------------------

     Cash payments for property and equipment                     (323,031)      (122,764)
     Purchase of insurance agency                                 (412,885)          --
     Sale of insurance agency inventory                               --        1,444,634
                                                              ------------   ------------

     NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES          (735,916)     1,321,870
                                                              ------------   ------------

 CASH FLOWS FROM FINANCING ACTIVITIES:
 -------------------------------------

     Advances of long-term debt                                  1,386,367         61,935
     Cash proceeds from bond isssuance                                --          150,000
     Long-term line of credit advance                              660,000        660,000
     Net short-term borrowing                                      448,058        (28,211)
     Payments on long-term debt                                 (2,416,270)      (605,510)
                                                              ------------   ------------

     NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES            78,155        238,214
                                                              ------------   ------------

 NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS             (267,626)      (117,088)

 CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD                  1,902,545      1,282,733
                                                              ------------   ------------

 CASH AND CASH EQUIVALENTS, END OF PERIOD                     $  1,634,919   $  1,165,645
                                                              ============   ============

 SUPPLEMENTAL DISCLOSURES:
 -------------------------
     Cash paid for interest                                   $    723,890   $    327,157
                                                              ============   ============
     Cash paid for income tax                                 $          0   $          0
                                                              ============   ============

--------------------------------------------------------------------------------
SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANTS' REVIEW REPORT.

                               BROOKE CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (UNAUDITED)
                     SIX MONTHS ENDED JUNE 30, 2000 AND 1999


1.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) ORGANIZATION

Brooke Corporation was incorporated under the laws of the State of Kansas on January 17, 1986. The Company's registered offices are located in Phillipsburg, Kansas. Brooke Holdings, Inc. owns 73.66% of the Company's common stock. The Company recruits fully vested franchise agents to sell insurance and financial services. The Company also owns and operates insurance agencies all of which are held for sale to franchise agents. Most of the Company's revenues result from the sale of property and casualty insurance, however, the Company also offers life and health insurance services, investment services and credit services.

The Company's subsidiaries are:

     BROOKE CREDIT CORPORATION, a 100% owned subsidiary, is a licensed finance company and licensed insurance agency. Brooke Credit Corporation originates loans to Brooke Corporation's franchise agents, franchise subagents, insurance producers and insurance policyholders.

     BROOKE LIFE AND HEALTH, INC., a 100% owned subsidiary, is a licensed insurance agency which sells life and health insurance through Brooke Corporation's network of exclusive franchise agents, franchise subagents and insurance producers.

     BROOKE AGENCY, INC., a 100% owned subsidiary, is a licensed insurance agency which sells property and casualty insurance through Brooke Corporation's network of exclusive franchise agents, franchise subagents and insurance producers.

     BROOKE INVESTMENTS, INC., a 100% owned subsidiary, develops investment services for sale through Brooke Corporation's network of exclusive franchise agents, franchise subagents and insurance producers.

     THE AMERICAN AGENCY, INC., a 100% owned subsidiary, is a licensed insurance agency which sells insurance programs and "targeted market" policies through a network of non-exclusive brokers that are not necessarily affiliated with Brooke Corporation.

     THE AMERICAN HERITAGE, INC., a 100% owned subsidiary, is a licensed insurance agency which sells insurance programs and "targeted market" policies through a network of non-exclusive brokers that are not necessarily affiliated with Brooke Corporation. For marketing purposes the name of this subsidiary was recently changed from Heritage Marketing Services, Inc.

     INTERSTATE INSURANCE GROUP, LTD, a 100% owned subsidiary, is a licensed insurance agency which sells insurance programs and "targeted market" policies through a network of non-exclusive brokers that are not necessarily affiliated with Brooke Corporation.

(b) USE OF ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of certain assets, liabilities and disclosures. Accordingly, the actual amounts could differ from those estimates. Any adjustments applied to estimated amounts are recognized in the year in which such adjustments are determined.


-------------------------------------------------------------------------------
SEE ACCOMPANYING INDEPENDENT ACCOUNTANTS' REVIEW REPORT.

                               BROOKE CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (UNAUDITED)
                     SIX MONTHS ENDED JUNE 30, 2000 AND 1999

1.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT.)

(c) CASH EQUIVALENTS

For purposes of the statements of cash flows, the Company considers all cash on hand, cash in banks and short-term investments purchased with a maturity of three months or less to be cash and cash equivalents.

(d) ALLOWANCE FOR BAD DEBTS

The Company considers all accounts and notes receivable to be fully collectible, therefore no allowance has been recognized for uncollectible accounts.

(e) REVENUE RECOGNITION

Commission revenue on insurance premiums is recognized on the effective date of the policy. Premiums which are due from the insured are reported as assets of the Company and as corresponding liabilities, net of commissions, to the insurance carriers.

(f) PROPERTY AND EQUIPMENT

Depreciable assets are stated at cost less accumulated depreciation. Depreciation is charged to expense using the straight-line method over the estimated useful lives of the assets

(g) EXCESS COST OF PURCHASED SUBSIDIARY

Included in other assets are unamortized costs of purchased subsidiaries in excess of the fair value of underlying net tangible assets acquired. The balance of $1,844,828 is being amortized over a 15-year period using the straight-line method. Amortization expense was $21,496 and $21,496 for the six months ended June 30, 2000 and 1999, respectively.

(h) INCOME TAXES

Income taxes are provided for the tax effect of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related to net operating loss carryforwards that are available to offset future taxable income. The company files its federal income tax return on a consolidated basis with its subsidiaries.

2.    PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation of the financial statements.


-------------------------------------------------------------------------------
SEE ACCOMPANYING INDEPENDENT ACCOUNTANTS' REVIEW REPORT.

                               BROOKE CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (UNAUDITED)
                     SIX MONTHS ENDED JUNE 30, 2000 AND 1999


3.    NOTES RECEIVABLE
At June 30, 2000 and 1999 notes receivables consist of the following:

                                                         2000          1999
                                                         ----          ----
Agency loans                                        $ 16,405,426   $  6,052,127

Less: Agency loan participation                      (15,999,478)    (5,897,928)

Equipment loans                                           14,556         18,142

Less: Equipment loan participation                       (10,556)       (15,142)

Consumer loans                                           167,049        346,374

Less: Consumer loan participation                       (167,049)      (346,374)
                                                    ------------   ------------

          Total notes receivable, net                    409,948        157,199

Customer and profit sharing receivable                 2,257,761      1,830,631
                                                    ------------   ------------

Total accounts and notes receivable, net            $  2,667,709   $  1,987,830
                                                    ============   ============

Of the agency loans at June 30, 2000 and 1999, $537,127 and $454,806, respectively, are sold with recourse to the buyer for the principal outstanding and interest hereafter accruing from the loan. There is no default by any debtor, and hence, there is no accrued liability at June 30, 2000 and 1999.

4.    PROPERTY AND EQUIPMENT

A summary of property and equipment and depreciation is as follows:

                                                           2000          1999
                                                           ----          ----
Furniture and fixtures                                $    288,081  $    176,239
Office and computer equipment                            1,408,954     1,080,493
Automobiles                                                488,944       380,324
                                                      ------------  ------------
                                                         2,185,979     1,637,056

Less:  Accumulated depreciation                          1,419,837       928,986
                                                      ------------  ------------

Property and equipment, net                           $    766,142  $    708,070
                                                      ============  ============

Depreciation expense                                  $    140,000  $    117,238
                                                      ============  ============


-------------------------------------------------------------------------------
SEE ACCOMPANYING INDEPENDENT ACCOUNTANTS' REVIEW REPORT.

                               BROOKE CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (UNAUDITED)
                     SIX MONTHS ENDED JUNE 30, 2000 AND 1999


5.    BANK LOANS, NOTES PAYABLE, AND OTHER LONG-TERM OBLIGATIONS

                                                                             2000           1999
                                                                             ----           ----
First National Bank & Trust, Phillipsburg, KS line of credit,
$660,000 available, $0 not utilized.  Due July 2001. Interest
rate is 10.50%.  Collateralized by accounts receivable                  $    660,000  $    660,000

Farmers State Bank, Phillipsburg, KS, due December 2006
Interest rate is 10.75%, payable $15,500 monthly. Collateralized by stock, inventory, fixed assets and personal guaranty of
certain officers of Brooke Corporation                                       904,281       990,358

State Bank of Colwich, Colwich, KS, due January 2003. Interest
rate is 10.75%, payable $1,435 monthly. Collateralized by
insurance agency assets                                                       47,022        59,142

Chrysler Financial, Overland Park, KS, due February 2000 to
November 2002. Interest rates are 7.80% to 8.50%, payable
monthly.  Collateralized by automobiles                                      155,780       108,181

Colonial Pacific, Portland, OR, due December 2001. Interest rate is 14.875% payable $2,083 monthly. Collateralized by personal
guaranty of certain officers of Brooke Corporation                            33,265        51,808

Brooke Investments, Inc., Phillipsburg, KS, due February 2007
Interest rate is 10.00%, payable $1,718 monthly.  Note is sold to participating bank.  Collateralized by certain agency assets
acquired by Brooke Investments, Inc.                                          99,879       109,953

David Patterson, Sr., Phoenix, AZ, due March 2008.  Interest
rate is 0%, payable $1,112 monthly. Unsecured deferred
compensation agreement provided by The American Agency, Inc.                  20,016        33,360

Robert B. Patterson, Overland Park, KS, due February 2001
Interest rate is 7.75%, payable $222,222 principal plus accrued interest annually.  Collateralized by 500 shares of American
Agency, Inc. common stock and the guaranty of certain officers
of Brooke Corporation                                                        222,222       444,444

Hartley Agency, Inc., Baxter Springs, KS, due June 2001
Interest rate is 0%, entire balance is due at maturity
Collateralized by certain agency assets acquired by Brooke
Corporation                                                                  201,564          --

Gerald Lanio and William Tyer, Independence, MO; due June 2005
Interest rate is 5%, payable $207,877 annually.  Collateralized
by 900 shares of Interstate Insurance Group, LTD common stock                900,000          --

Premier Insurance Agency, Poplar Bluff, MO, due July 2005
Interest rate is 5.00%, payable $147,763 annually
Collateralized by certain agency assets acquired by Brooke
Corporation                                                                  673,432          --
                                                                        ------------  ------------

Total bank loans and notes payable                                         3,917,461     2,457,246


-------------------------------------------------------------------------------
SEE ACCOMPANYING INDEPENDENT ACCOUNTANTS' REVIEW REPORT.

                               BROOKE CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (UNAUDITED)
                     SIX MONTHS ENDED JUNE 30, 2000 AND 1999

5.      BANK LOANS, NOTES PAYABLE, AND OTHER LONG-TERM OBLIGATIONS (CONT.)

Bonds payable (See Note 6)                                         $  1,680,000  $  1,400,000
                                                                   ------------  ------------

Total bank loans, notes payable and other long-term obligations       5,597,461     3,857,246

Less: Current maturities                                              1,063,446       421,449
                                                                   ------------  ------------

Total long-term debt                                               $  4,534,015  $  3,435,797
                                                                   ============  ============

Interest incurred on bank loans, notes payable and other long-term obligations for the six months ended June 30, 2000 and 1999 is $159,514 and $189,159, respectively.

Bank loans, notes payable, and other long-term obligations mature as follows:


                              BANK LOANS
                                & NOTES          BONDS
                                PAYABLE         PAYABLE          TOTAL
            2001                $868,923        $165,000      $1,033,923
            2002               1,150,438       1,270,000       2,420,438
            2003                 461,460         245,000         706,460
            2004                 461,964          -              461,964
            2005                 493,756          -              493,756
         Thereafter              480,920          -              480,920
                             ------------    ------------    ------------

                              $3,917,461      $1,680,000      $5,597,461
                             ============    ============    ============





-------------------------------------------------------------------------------
SEE ACCOMPANYING INDEPENDENT ACCOUNTANTS' REVIEW REPORT.

                               BROOKE CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (UNAUDITED)
                     SIX MONTHS ENDED JUNE 30, 2000 AND 1999


6.    LONG-TERM DEBT, BONDS PAYABLE

Brooke Credit Corporation has offered bonds (series 1997A, 1997B and 1997C) for sale to institutional investors in $5,000 denominations. Brooke Credit Corporation has also offered bonds (series 1997D and 1998E) for sale to the public in $5,000 denominations. These bonds are issued in registered form with interest payable semi-annually on January 1st and July 1st of each year. These bonds are not callable by Brooke Credit Corporation and are not redeemable by the bondholder until maturity. Brooke Credit Corporation covenants to use all bond proceeds for the purposes of funding loans or purchasing receivables.

Brooke Credit Corporation has no debt and covenants not to incur obligations superior to its obligations to bondholders. Therefore, the obligation to bondholders is guaranteed by the assets and the equity of Brooke Credit Corporation.

At June 30, 2000 and 1999 the bonds payable consists of:

                                                                     2000                1999
                                                                     ----                ----
                                                                   PRINCIPAL           PRINCIPAL
    BOND SERIES          RATE                MATURITY                VALUE               VALUE
    -----------          ----                --------                -----               -----
       1997A            10.000%          January 1, 2001             $165,000            $165,000
       1997B            10.250%          January 1, 2002              155,000             155,000
       1997C            10.500%          January 1, 2003              245,000             145,000
       1997D            10.125%            July 1, 2001               595,000             595,000
       1998E            10.125%          January 1, 2002              520,000             340,000
                                                                   -----------        ------------

       Total                                                       $1,680,000          $1,400,000

Interest payable is $84,336 and $63,638 at June 30, 2000 and 1999, respectively.

7.    LONG-TERM DEBT, CAPITAL LEASES

The Company leases various equipment which may be purchased for a nominal amount at the expiration of the lease agreements. The Company is required to provide insurance coverage on the equipment as specified by the lessor. Under the criteria established by SFAS 13, these assets have been capitalized in the Company's financial statements. The capital lease obligations have all been paid in full. Property and equipment includes the following amounts reflecting the capitalization of these assets:

                                                                        2000            1999
                                                                        ----            ----
Office and computer equipment                                      $    415,843  $    415,843

Less:  Accumulated amortization                                         361,429       303,067
                                                                   ------------  ------------

                                                                   $     54,414  $    112,776
                                                                   ============  ============

Capital lease amortization is included in depreciation expense
--------------------------------------------------------------------------------
SEE ACCOMPANYING INDEPENDENT ACCOUNTANTS' REVIEW REPORT.

                               BROOKE CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (UNAUDITED)
                     SIX MONTHS ENDED JUNE 30, 2000 AND 1999

8.    INCOME TAXES

The elements of income tax expense (benefit) are as follows:

                                            2000              1999
                                            ----              ----
          Current                         $          0   $          0
          Deferred                            (112,690)        29,007
                                          ------------   ------------

                                          $   (112,690)  $     29,007
                                          ============   ============

The current income tax provisions differ from amounts that would be calculated by applying federal statutory rates to income before income taxes due to net operating loss carryforwards available to offset future taxable income.

Reconciliation of the U.S. federal statutory tax rate to Brooke Corporation's effective tax rate on pretax income, based on the dollar impact of this major component on the current income tax expense:

                                                                            2000         1999
                                                                            ----        ----
     U.S. federal statutory tax rate                                        30%         30%
     State statutory tax rate                                                4%          4%
     Effect of the utilization of net operating loss carryforwards          (4%)        (6%)
     Miscellaneous                                                          (1%)        (3%)
                                                                            ----        ----

     Effective tax rate                                                     29%         25%
                                                                            ====        ====

Reconciliation of deferred tax asset:

                                                          2000                1999
                                                          ----                ----
         Beginning balance, January 1                    $295,766           $327,612
         Deferred income tax (expense) benefit            112,690           (29,007)
                                                        ----------          ---------

         Balances balance, June 30                       $408,456           $298,605
                                                        ==========          =========

Expiration dates of net operating loss carryforwards:

                                  2010                        $811,081
                                  2020                         390,261
                                                          -------------

                                  Total                     $1,201,342
                                                          =============

--------------------------------------------------------------------------------
SEE ACCOMPANYING INDEPENDENT ACCOUNTANTS' REVIEW REPORT.

                               BROOKE CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (UNAUDITED)
                     SIX MONTHS ENDED JUNE 30, 2000 AND 1999


9.    EMPLOYEE BENEFIT PLANS

The Company has a defined contribution retirement plan covering substantially all employees. Employees may contribute up to 15% of their compensation. The Company may contribute an additional amount to the plan at the discretion of the Board of Directors. No employer contributions were charged to expense for periods ended June 30, 2000 and 1999.

10.   CONCENTRATION OF CREDIT RISK

The Company maintains cash balances at several banks. On June 30, 2000 and 1999 the Company had account balances of $1,147,458 and $857,030, respectively, with one bank which exceeds the $100,000 insurance limit of the Federal Deposit Insurance Corporation.

11.   SEGMENT AND RELATED INFORMATION

The Company's two reportable segments as of and for the six month periods ended June 30, 2000 and 1999 consisted of its insurance agency business and its finance services business. The insurance agency business includes the Company's wholly-owned subsidiaries which are licensed insurance agencies operating in the states of Kansas, Nebraska, Missouri, Colorado, Texas and Oklahoma. The Company sells insurance through its network of exclusive franchise agents, franchise subagents, non-exclusive brokers and insurance producers. The finance services business includes the Company's wholly-owned subsidiary, which is a licensed finance company. The Company originates loans to Brooke Corporation's franchise agents, franchise subagents, insurance producers and insurance policyholders. Unallocated corporate-level expenses are reported in the reconciliation of the segment totals to the related consolidated totals as "other corporate expenses." Management evaluates the performance of its segments and allocates resources to them based on the net income before income taxes. The segments' accounting policies are the same as those described in the summary of significant accounting policies.

The table below reflects summarized financial information concerning the Company's reportable segments for the six month periods ending June 30:

                                     INSURANCE       FINANCIAL     ELIMINATION OF
                                       AGENCY         SERVICES      INTERSEGMENT    CONSOLIDATED
                                      BUSINESS        BUSINESS        ACTIVITY         TOTALS
                                      --------        --------        --------         ------
 1999
 Insurance commissions                 $4,365,463    $   -            $   -            $4,365,463
 Interest income                            -           410,028        (37,536)           372,492
 Interest expense                         159,514       293,344           -               452,858
 Commissions expense                    2,894,912        -                -             2,894,912
 Depreciation and amortization            149,900        -                -               149,900
 Segment assets                         4,412,233     1,489,743       (336,007)         5,565,969
 Expenditures for segment assets          144,426        -                -               144,426


--------------------------------------------------------------------------------
SEE ACCOMPANYING INDEPENDENT ACCOUNTANTS' REVIEW REPORT.

                               BROOKE CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (UNAUDITED)
                     SIX MONTHS ENDED JUNE 30, 2000 AND 1999


11.     SEGMENT AND RELATED INFORMATION - CONT.


                                     INSURANCE       FINANCIAL     ELIMINATION OF
                                       AGENCY         SERVICES      INTERSEGMENT    CONSOLIDATED
                                      BUSINESS        BUSINESS        ACTIVITY         TOTALS
                                      --------        --------        --------         ------
 2000
 Insurance commissions                 $5,748,814  $            -      $       -       $5,748,814
 Interest income                                -         679,932        (67,583)         612,349
 Interest expense                         189,159         575,597              -          764,756
 Commissions expense                    4,050,334               -              -        4,050,334
 Depreciation and amortization            194,715               -              -          194,715
 Segment assets                         7,268,648       1,282,276       (517,849)       8,033,075
 Expenditures for segment assets          693,349               -              -          693,349

               PROFIT (LOSS)                               2000            1999
                                                           ----            ----
               Total segment profit                     $    351,358    $  1,240,285
               Unallocated amounts:
                  Gain (loss) on sale of investments        (58,500)        237,060
                  Other corporate expenses                 1,683,119       1,360,019
                                                        ------------    ------------

                 Income (loss) before income taxes      $   (390,261)   $    117,326
                                                        ============    ============


--------------------------------------------------------------------------------
SEE ACCOMPANYING INDEPENDENT ACCOUNTANTS' REVIEW REPORT.

                               BROOKE CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (UNAUDITED)
                     SIX MONTHS ENDED JUNE 30, 2000 AND 1999



12.     NEW ACCOUNTING STANDARD

Statement of Financial Accounting Standards No. 133 ("SFAS 133"), ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES, was issued by the Financial Accounting Standards Board in June 1998. This Statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires recognition of all derivatives as either assets or liabilities on the balance sheet and measurement of those instruments at fair value. If certain conditions are met, a derivative may be designated specifically as (a) a hedge of the exposure to changes in the fair value of a recognized asset or liability or unrecognized firm commitment referred to as a fair value hedge, (b) a hedge of the exposure to variability in cash flows of a forecasted transaction (a cash flow hedge), or (c) a hedge of the foreign currency exposure of a net investment in a foreign operation, an unrecognized firm commitment, an available-for-sale security, or a forecasted transaction. The Company anticipates some of these types of hedges, and will comply with the requirements of SFAS 133 when it is adopted. The Company expects to adopt SFAS 133 beginning January 1, 2001. We have not yet determined the effect of adopting SFAS 133.

In December 1999, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 101 ("SAB 101"), REVENUE RECOGNITION IN FINANCIAL STATEMENTS. SAB 101 summarizes certain of the SEC's views in applying generally accepted accounting principles to revenue recognition in financial statements. The Company is required to adopt SAB 101 in the fourth quarter of 2000 (retroactive to January 1, 2000) and is awaiting interpretive guidance, not yet issued by the SEC, to complete its assessment of the impact of SAB 101 may have on the Company's financial statements.

-------------------------------------------------------------------------------
SEE ACCOMPANYING INDEPENDENT ACCOUNTANTS' REVIEW REPORT.

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Brooke Corporation:

We have audited the accompanying consolidated balance sheets of

                               BROOKE CORPORATION

As of December 31, 1999 and 1998, and the related consolidated statements of income, changes in stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of BROOKE CORPORATION as of December 31, 1999 and 1998, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.



Summers, Spencer & Cavanaugh, CPAs, Chartered
March 2, 2000

                               BROOKE CORPORATION
                           CONSOLIDATED BALANCE SHEETS
                           DECEMBER 31, 1999 AND 1998

                                         ASSETS

                                                                1999           1998
                                                                ----           ----
 CURRENT ASSETS
     Cash                                                 $  1,902,545    $  1,282,733
     Accounts and notes receivables                         12,615,302       7,538,244
     Less:  Notes receivables sold                         (10,346,959)     (5,130,265)
     Note receivable, parent company                           236,189         223,582
     Other receivables                                         128,081           8,282
     Securities                                                  1,198           1,198
     Prepaid expenses                                           90,496          72,523
     Deferred tax asset                                        295,766         327,612
                                                          ------------    ------------
        TOTAL CURRENT ASSETS                                 4,922,618       4,323,909
                                                          ------------    ------------

 INVESTMENT IN AGENCIES                                        316,520         831,520
                                                          ------------    ------------

 PROPERTY AND EQUIPMENT
    Cost                                                     1,862,948       1,492,630
    Less: Accumulated depreciation                          (1,071,767)       (811,748)
                                                          ------------    ------------

        NET PROPERTY AND EQUIPMENT                             791,181         680,882
                                                          ------------    ------------

 OTHER ASSETS
     Excess of cost over fair value of net assets              644,828       1,867,240
     Less: Accumulated amortization                            (88,650)        (92,745)
     Prepaid commission guarantee                              107,936         112,800
     Covenants not to compete                                   34,312          52,917
     Goodwill                                                    8,844          12,624
                                                          ------------    ------------

        NET OTHER ASSETS                                       707,270       1,952,836
                                                          ------------    ------------

 TOTAL ASSETS                                             $  6,737,589    $  7,789,147
                                                          ============    ============

                         LIABILITIES AND STOCKHOLDERS' EQUITY


 CURRENT LIABILITIES
     Accounts payable                                     $    641,916    $    621,124
     Premiums payable to insurance companies                   650,045       2,395,164
     Current maturities of long-term debt                      464,722         615,478
                                                          ------------    ------------

        TOTAL CURRENT LIABILITIES                            1,756,683       3,631,766
                                                          ------------    ------------

 LONG-TERM DEBT                                              4,332,643       3,430,240
                                                          ------------    ------------

 STOCKHOLDERS' EQUITY
     Common stock, $1 par value, 1,485,000 shares
        authorized, 704,018 shares outstanding                 704,018         704,018
     Preferred stock, $75 par value, 15,000 shares
        authorized, 781 shares outstanding                      58,600          58,600
     Less: Treasury stock, 11,050 shares at cost               (39,500)        (39,500)
     Additional paid-in-capital                              1,063,702       1,063,702
     Retained earnings                                      (1,138,557)     (1,059,679)
                                                          ------------    ------------

        TOTAL STOCKHOLDERS' EQUITY                             648,263         727,141
                                                          ------------    ------------

 TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY               $  6,737,589    $  7,789,147
                                                          ============    ============

-------------------------------------------------------------------------------
THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE STATEMENTS.

                               BROOKE CORPORATION
                        CONSOLIDATED STATEMENTS OF INCOME
                     YEARS ENDED DECEMBER 31, 1999 AND 1998

                                                                  1999           1998
                                                                  ----           ----
 OPERATING INCOME
     Insurance commissions                                      $9,056,721     $7,437,626
     Interest income                                               915,400        441,831
     Less: Participating interest expense                        (796,495)      (315,087)
     Gain on sale of inventory                                     268,759        271,587
                                                              -------------  -------------

        TOTAL OPERATING INCOME                                   9,444,385      7,835,957
                                                              -------------  -------------

 OPERATING EXPENSES
     Commissions expense                                         5,824,660      4,130,381
     Payroll expense                                             1,836,014      1,480,109
     Depreciation and amortization                                 365,260        370,070
     Other operating expenses                                      973,271      1,076,473
                                                              -------------  -------------

        TOTAL OPERATING EXPENSES                                 8,999,205      7,057,033
                                                              -------------  -------------

 OTHER EXPENSES
     Interest expense                                            (320,576)      (344,878)
                                                              -------------  -------------

        TOTAL OTHER EXPENSES                                     (320,576)      (344,878)
                                                              -------------  -------------

     NET INCOME BEFORE INCOME TAXES                                124,604        434,046

        Income tax expense                                          31,846        147,576
                                                              -------------  -------------

     NET INCOME                                                    $92,758       $286,470
                                                              =============  =============

-------------------------------------------------------------------------------
THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE STATEMENTS.

                               BROOKE CORPORATION
           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                     YEARS ENDED DECEMBER 31, 1999 AND 1998

                                  COMMON        PREFERRED      TREASURY      ADD'L PAID       RETAINED
                                   STOCK          STOCK          STOCK       IN CAPITAL       EARNINGS         TOTAL
                               -------------  -------------  -------------  -------------  --------------  -------------
 BALANCES, DECEMBER 31, 1997       $704,018        $58,600      $(39,500)     $1,063,702    $(1,174,513)       $612,307
 (As Restated)
 Dividends paid                                                                                (171,636)      (171,636)

 Net income                                                                                      286,470        286,470
                               -------------  -------------  -------------  -------------  --------------  -------------

 BALANCES, DECEMBER 31, 1998        704,018         58,600       (39,500)      1,063,702     (1,059,679)        727,141
 (As Restated)
 Dividends paid                                                                                (171,636)      (171,636)

 Net income                                                                                       92,758         92,758
                               -------------  -------------  -------------  -------------  --------------  -------------

 BALANCES, DECEMBER 31, 1999       $704,018        $58,600      $(39,500)     $1,063,702    $(1,138,557)       $648,263
                               =============  =============  =============  =============  ==============  =============

-------------------------------------------------------------------------------
THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE STATEMENTS.

                               BROOKE CORPORATION
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                      YEARS ENDED DECEMBER 31, 1999 AND 1998

                                                                   1999           1998
                                                                   ----           ----
 CASH FLOWS FROM OPERATING ACTIVITIES:

      NET INCOME                                               $     92,758    $    286,470

 ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH
   FLOWS FROM OPERATING ACTIVITIES:

      Depreciation                                                  260,019         228,044
      Amortization                                                  105,241         142,026
      (Gain) on sale of inventory                                  (268,759)       (271,587)
      Deferred income tax expense                                    31,846         147,576

      (INCREASE) DECREASE IN ASSETS:
         Accounts and notes receivables, net                          7,230      (1,043,093)
         Prepaid expenses and other assets                          (17,973)        (50,983)

      INCREASE (DECREASE) IN LIABILITIES:
         Accounts and expenses payable                               20,792         522,066
         Other liabilities                                       (1,745,119)      1,878,921
                                                               ------------    ------------

      NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES        (1,513,965)      1,839,440
                                                               ------------    ------------

 CASH FLOWS FROM INVESTING ACTIVITIES:

      Purchase of property, plant and equipment                    (370,318)       (153,873)
      Purchase of insurance agency inventory                       (250,000)     (1,538,691)
      Sale of insurance agency inventory                          1,987,412               0
                                                               ------------    ------------

      NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES         1,367,094      (1,692,564)
                                                               ------------    ------------

 CASH FLOWS FROM FINANCING ACTIVITIES:

      Advances of long-term debt                                    920,464         792,000
      Dividends paid                                               (171,636)       (171,636)
      Cash proceeds from bond issuance                              580,000         350,000
      Long-term line of credit advance                              660,000         660,000
      Net short-term borrowing                                     (150,756)       (128,559)
      Payments on long-term debt                                 (1,071,389)       (571,249)
                                                               ------------    ------------

      NET CASH PROVIDED BY FINANCING ACTIVITIES                     766,683         930,556
                                                               ------------    ------------

 NET INCREASE IN CASH AND CASH EQUIVALENTS                          619,812       1,077,432

 CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR                     1,282,733         205,301
                                                               ------------    ------------

 CASH AND CASH EQUIVALENTS, END OF YEAR                           1,902,545       1,282,733
                                                               ============    ============

 SUPPLEMENTAL DISCLOSURES:
      Cash paid for interest                                   $  1,029,061    $    659,965
                                                               ============    ============
      Cash paid for income tax                                 $          0    $          0
                                                               ============    ============

-------------------------------------------------------------------------------
THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE STATEMENTS.

                               BROOKE CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     YEARS ENDED DECEMBER 31, 1999 AND 1998


1.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) ORGANIZATION

Brooke Corporation was incorporated under the laws of the State of Kansas on January 17, 1986. The Company's principal offices are located in Phillipsburg, Kansas. Brooke Holdings, Inc. owns 78.2% of the Company's common stock. The Company recruits fully vested franchise agents to sell insurance and financial services. The Company also owns and operates insurance agencies all of which are held for sale to franchise agents. Most of the Company's revenues result from the sale of property and casualty insurance, however, the Company also offers life and health insurance services, investment services and credit services. The Company's subsidiaries are:

     BROOKE CREDIT CORPORATION, a 100% owned subsidiary, is a licensed finance company and licensed insurance agency. Brooke Credit Corporation originates loans to Brooke Corporation's franchise agents, franchise subagents, insurance producers and insurance policyholders.

     BROOKE LIFE AND HEALTH, INC., a 100% owned subsidiary, is a licensed insurance agency which sells life and health insurance through Brooke Corporation's network of exclusive franchise agents, franchise subagents and insurance producers.

     BROOKE AGENCY, INC., a 100% owned subsidiary, is a licensed insurance agency which sells property and casualty insurance through Brooke Corporation's network of exclusive franchise agents, franchise subagents and insurance producers.

     BROOKE INVESTMENTS, INC., a 100% owned subsidiary, develops investment services for sale through Brooke Corporation's network of exclusive franchise agents, franchise subagents and insurance producers.

     THE AMERICAN AGENCY, INC., a 100% owned subsidiary, is a licensed insurance agency which sells insurance programs and "targeted market" policies through a network of non-exclusive brokers that are not necessarily affiliated with Brooke Corporation.

     THE AMERICAN HERITAGE, INC., a 100% owned subsidiary, is a licensed insurance agency which sells insurance programs and "targeted market" policies through a network of non-exclusive brokers that are not necessarily affiliated with Brooke Corporation. For marketing purposes the name of this subsidiary was recently changed from Heritage Marketing Services, Inc.

(b) USE OF ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of certain assets, liabilities and disclosures. Accordingly, the actual amounts could differ from those estimates. Any adjustments applied to estimated amounts are recognized in the year in which such adjustments are determined.

                               BROOKE CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     YEARS ENDED DECEMBER 31, 1999 AND 1998

1.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT.)

(c) CASH EQUIVALENTS

For purposes of the statements of cash flows, the Company considers all cash on hand, cash in banks and short-term investments purchased with a maturity of three months or less to be cash and cash equivalents.

(d) ALLOWANCE FOR BAD DEBTS.

The Company considers all accounts and notes receivable to be fully collectible, therefore no allowance has been recognized for uncollectible accounts.

(e) REVENUE RECOGNITION

Commission revenue on insurance premiums is recognized on the effective date of the policy. Premiums which are due from insured are reported as assets of the Company and as corresponding liabilities, net of commissions, to the insurance carriers.

(f) PROPERTY, PLANT AND EQUIPMENT

Depreciable assets are stated at cost less accumulated depreciation. Depreciation is charged to expense using the straight-line method over the estimated useful lives of the assets

(g) EXCESS COST OF PURCHASED SUBSIDIARY

Included in other assets is unamortized costs of purchased subsidiaries in excess of the fair value of underlying net tangible assets acquired. The balance of $644,828 and $1,867,240 at December 31, 1999 and 1998,
respectively, is being amortized over a 15-year period using the straight-line method. Amortization expense was $42,992 and $89,640 for the years ended December 31, 1999 and 1998, respectively.

(h) INCOME TAXES

Income taxes are provided for the tax effect of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related to net operating loss carryforwards that are available to offset future taxable income. The company files its federal income tax return on a consolidated basis with its subsidiaries.

2.    PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation of the financial statements.

                                             BROOKE CORPORATION
                                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   YEARS ENDED DECEMBER 31, 1999 AND 1998


3.    NOTES RECEIVABLE

At December 31, 1999 and 1998 notes receivables consist of the following:


                                                              1999            1998
                                                              ----             ----
Agency loans                                              $ 10,637,185    $  5,170,625

Less: Agency loan participation                            (10,312,874)     (4,962,900)

Equipment loans                                                 16,791         176,242

Less: Equipment loan participation                             (12,791)       (162,917)

Consumer loans                                                  21,295           4,448

Less: Consumer loan participation                              (21,295)         (4,448)
                                                          ------------    ------------

          Total notes receivable, net                          328,311         221,050
                                                          ------------    ------------

Customer and profit sharing receivable                       1,940,032       2,186,929
                                                          ------------    ------------

Total accounts and notes receivable, net                  $  2,268,343    $  2,407,979
                                                          ============    ============

At December 31, 1999 and 1998 there is $565,766 and $335,019, respectively, of agency loans sold with recourse to the buyer for the principal outstanding and interest hereafter accruing from the loan. There is no default by any debtor, and hence, there is no accrued liability at December 31, 1999 and 1998.

4.    PROPERTY AND EQUIPMENT

A summary of property and equipment and depreciation is as follows:


                                                          1999            1998
                                                          ----            ----
Furniture and fixtures                               $    206,147   $    176,239

Office and computer equipment                           1,167,857        998,002

Automobiles                                               488,944        318,389
                                                     ------------   ------------
                                                        1,862,948      1,492,630

Less:  Accumulated depreciation                         1,071,767        811,748
                                                     ------------   ------------

Property and equipment, net                          $    791,181   $    680,882
                                                     ============   ============

Depreciation expense                                 $    260,019   $    228,044


-------------------------------------------------------------------------------
BROOKE CORPORATION

                               BROOKE CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     YEARS ENDED DECEMBER 31, 1999 AND 1998


5.    BANK LOANS, NOTES PAYABLE, AND OTHER LONG - TERM OBLIGATIONS

                                                                         1999           1998
                                                                         ----           ----
First National Bank & Trust, Phillipsburg, KS line of credit,
$660,000 available, $0 not utilized.  Due January 2001. Interest
rate is 10.50%.  Collateralized by accounts receivable             $    660,000  $    660,000

Farmers State Bank, Phillipsburg, KS, due December 2006
Interest rate is 10.75%, payable $15,500 monthly. Collateralized by stock, inventory, fixed assets and personal guaranty of
certain officers of Brooke Corporation                                  941,760     1,030,137

Mid America Bank, Esbon, KS, due December 2007. Interest rate is
9.50%, payable $290 monthly. Collateralized by an automobile                  0        20,903

State Bank of Colwich, Colwich, KS, due January 2003. Interest
rate is 10.75%, payable $1,435 monthly. Collateralized by
insurance agency assets                                                  53,226        64,786

Chrysler Financial, Overland Park, KS, due February 2000 to
November 2002. Interest rates are 7.80%to 8.50%, payable
monthly.  Collateralized by automobiles                                 169,892        75,654

Colonial Pacific, Portland, OR, due December 2001. Interest rate is 14.875%payable $2,083 monthly. Collateralized by personal
guaranty of certain officers of Brooke Corporation                       42,882        60,121

Brooke Investments, Inc., Phillipsburg, KS, due February 2007
Interest rate is 10.00%, payable $1,718 monthly.  Note is sold to participating bank.  Collateralized by certain agency assets
acquired by Brooke Investment, Inc.                                     105,041       114,626

James M. Flynn, due June 1999.  Interest rate is 0%, payable
$4,700 monthly. Collateralized by certain agency assets acquired
by The American Agency, Inc.                                                  0        23,500

Sampson Insurance Agency, Inc., Stanley, KS, due April 1999
Interest rate is 6.00%. Entire balance due at maturity
Collateralized by certain agency assets acquired by The American
Agency, Inc.                                                                  0        34,750

David Patterson, Sr., Phoenix, AZ, due March 2008.  Interest
rate is 0%, payable $1,112 monthly. Unsecured deferred
compensation agreement provided by The American Agency, Inc.             26,688        40,032

Robert B. Patterson, Overland Park, KS, due February 2001
Interest rate is 7.75%, payable $222,222 principal plus accrued interest annually.  Collateralized by 500 shares of American
Agency, Inc. common stock and the guaranty of certain officers
of Brooke Corporation                                                   444,444       666,668

Premier Insurance Agency, Poplar Bluff, MO, due July 2005
Interest rate is 5.00%, payable $147,763 annually
Collateralized by certain agency assets acquired by Brooke
Corporation                                                             673,432             0

Howard J. Handler, Leawood, KS, due February 1999. Interest rate is 7.75%. Collateralized by 500 shares of American Agency, Inc.
common stock                                                                  0       125,000
                                                                   ------------  ------------

Total bank loans and notes payable                                    3,117,365     2,916,177


-------------------------------------------------------------------------------
BROOKE CORPORATION

                               BROOKE CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     YEARS ENDED DECEMBER 31, 1999 AND 1998

5.      BANK LOANS, NOTES PAYABLE, AND OTHER LONG-TERM OBLIGATIONS (CONT.)

Bonds payable (See Note 6)                                         $  1,680,000  $  1,100,000

Obligations under capital leases (See Note 7)                                 0        29,541
                                                                   ------------  ------------

Total bank loans, notes payable and other long - term obligations     4,797,365     4,045,718

Less: Current maturities                                                464,722       615,478
                                                                   ------------  ------------

Total long-term debt                                               $  4,332,643  $  3,430,240
                                                                   ============  ============

Interest incurred on bank loans, notes payable and other long-term obligations for the years ended December 31, 1999 and 1998 is $1,117,071 and $659,965, respectively.

Bank loans, notes payable, and other long-term obligations mature as follows:

                                       BANK LOANS
                                         & NOTES          BONDS
                                         PAYABLE         PAYABLE          TOTAL
                     2000                $431,027              $0        $431,027
                     2001               1,208,881         760,000       1,968,881
                     2002                 280,168         675,000         955,168
                     2003                 266,113         245,000         511,113
                     2004                 287,578               0         287,578
                  There After             643,598               0         643,598
                                      ------------    ------------    ------------

                                       $3,117,365      $1,680,000      $4,797,365
                                      ============    ============    ============


-------------------------------------------------------------------------------
BROOKE CORPORATION

                               BROOKE CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     YEARS ENDED DECEMBER 31, 1999 AND 1998


6.    LONG-TERM DEBT, BONDS PAYABLE

Brooke Credit Corporation has offered bonds (series 1997A, 1997B and 1997C) for sale to institutional investors in $5,000 denominations. Brooke Credit Corporation has also offered bonds (series 1997D and 1998E) for sale to the public in $5,000 denominations. These bonds are issued in registered form with interest payable semi-annually on January 1st and July 1st of each year. These bonds are not callable by Brooke Credit Corporation, and these bonds are not redeemable by the bondholder until maturity.

Brooke Credit Corporation covenants to use all bond proceeds for the purposes of funding loans or purchasing receivables. Brooke Credit Corporation has no debt and covenants not to incur obligations superior to its obligations to bondholders. Therefore, the obligation to bondholders is guaranteed by the assets and the equity of the Brooke Credit Corporation.

At December 31, 1999 and 1998 the bonds payable consists of:

                                                                     1999               1998
                                                                   PRINCIPAL          PRINCIPAL
    BOND SERIES          RATE                MATURITY                VALUE              VALUE
    -----------          ----                --------                -----             -----
       1997A            10.000%          January 1, 2001             $165,000          $165,000
       1997B            10.250%          January 1, 2002              155,000           155,000
       1997C            10.500%          January 1, 2003              245,000           145,000
       1997D            10.125%          January 1, 2001              595,000           595,000
       1998E            10.125%          January 1, 2002              520,000            40,000
                                                                   -----------      ------------

       Total                                                       $1,680,000        $1,100,000
                                                                   ===========      ============

Interest payable is $80,187 and $54,463 at December 31, 1999 and 1998, respectively.

The aggregate annual maturities of long - term bonds payable at December 31, 1999 and 1998 is as follows:

                             2001                                 $760,000
                             2002                                  675,000
                             2003                                  245,000
                                                                -----------

                            Total                               $1,680,000
                                                                ===========

-------------------------------------------------------------------------------
BROOKE CORPORATION

                               BROOKE CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     YEARS ENDED DECEMBER 31, 1999 AND 1998


7.    LONG-TERM DEBT, CAPITAL LEASES

The Company leases various equipment which may be purchased for a nominal amount at the expiration of the lease agreements. The Company is required to provide insurance coverage on the equipment as specified by the lessor. Under the criteria established by SFAS 13, these assets have been capitalized in the Company's financial statements. Property and equipment includes the following amounts reflecting the capitalization of these assets:

                                                           1999           1998
                                                           ----           ----
Office and computer equipment                         $    415,843  $    415,843

Less:  Accumulated depreciation                            336,253       269,881
                                                      ------------  ------------

                                                      $     79,590  $    145,962
                                                      ============  ============

Capital lease depreciation is included in depreciation expense. The December 31, 1998 balance of future minimum lease payments obligation of $29,541 was paid in 1999.

-------------------------------------------------------------------------------
BROOKE CORPORATION

                               BROOKE CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     YEARS ENDED DECEMBER 31, 1999 AND 1998


8.    INCOME TAXES

The elements of income tax expense are as follows:

                                                        1999              1998
                                                        ----              ----
               Current                                $          0  $          0
               Deferred                                     31,846       147,576
                                                      ------------  ------------

                                                      $     31,846  $    147,576
                                                      ============  ============

The current income tax provisions differ from amounts that would be calculated by applying federal statutory rates to income before income taxes due to net operating loss carryfwards available to offset future taxable income.

Reconciliation of the U.S. federal statutory tax rate to Brooke Corporation's effective tax rate on pretax income, based on the dollar impact of this major component on the current income tax expense:

                                                                      1999            1998
                                                                      ----            ----
      U.S. federal tax rate as applied to pretax income               38%             38%
      Effect of the utilization of net operating loss carryforwards  (12%)            (4%)
                                                                     -------         -------

      Effective tax rate                                              26%             34%
                                                                     =======         =======

Reconciliation of deferred tax asset:

                                                          1999                1998
                                                          ----                ----
         Beginning balance, January 1                    $327,612           $475,188
         Deferred income tax expense                       31,846            147,576
                                                        ----------          ---------

         Balances balance, December 31                   $295,766           $327,612
                                                       ==========          =========

-------------------------------------------------------------------------------
BROOKE CORPORATION

                               BROOKE CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     YEARS ENDED DECEMBER 31, 1999 AND 1998


9.    EMPLOYEE BENEFIT PLANS

The Company has a defined contribution retirement plan covering substantially all employees. Employees may contribute up to 15% of their compensation. The Company may contribute an additional amount to the plan at the discretion of the Board of Directors. Employer contributions charged to expense for 1999 and 1998 were $0 and $1,350, respectively.

10.   CONCENTRATION OF CREDIT RISK

The Company maintains cash balances at several banks. On December 31, 1999 and 1998 the Company had account balances of $1,231,830 and $1,258,243, respectively, with one bank which exceeds the $100,000 insurance limit of the Federal Deposit Insurance Corporation.

-------------------------------------------------------------------------------
BROOKE CORPORATION

PART III

ITEM 1  INDEX TO EXHIBITS

EXHIBIT NO.    DESCRIPTION

2.01 Articles of Incorporation of Brooke Financial Services, Inc., filed with the Secretary of State for the State of Kansas on January 22, 1986

2.02 Certificate of Amendment to the Articles of Incorporation of Brooke Financial Service, Inc., filed with the Secretary of State for the State of Kansas on June 1, 1987

2.03 Certificate of Amendment to the Articles of Incorporation of the Company, filed with the Secretary of State for the State of Kansas on May 31, 1989

2.04 Certificate of Amendment to the Articles of Incorporation of the Company, filed with the Secretary of State for the State of Kansas on November 9, 1992

2.05 Certificate of Amendment to the Articles of Incorporation of the Company, filed with the Secretary of State for the State of Kansas on February 23, 1993

2.06 Certificate of Amendment to the Articles of Incorporation of the Company, filed with the Secretary of State for the State of Kansas on February 7, 1994

2.07 Certificate of Amendment to the Articles of Incorporation of the Company, filed with the Secretary of State for the State of Kansas on February 21, 1995

2.08           By-laws of Brooke Financial Services, Inc.

2.09 Minutes of special meeting of stockholders of Brooke Financial Services, Inc., dated May 10, 1986, amending the by-laws

2.10 Minutes of special meeting of stockholders of Brooke Financial Services, Inc., dated January 31, 1987, amending the by-laws

2.11 Minutes of special meeting of stockholders of the Company, dated January 26, 1991, amending the by-laws

2.12           Certificate of Amendment to the By-laws of the Company, dated
               July 3, 2000

3.01 Indenture dated as of July 31, 1997 (the "Indenture"), by and between Brooke Credit Corporation and The First National Bank and Trust Company, relating to the issuance of the Brooke Credit Corporation, Series 1997A, Series 1997B and Series 1997C Bonds

3.02 Addendum to the Indenture dated as of November 13, 1997, relating to the issuance of the Brooke Credit Corporation, Series 1997D Bonds

3.03 Addendum to the Indenture dated as of August 28, 1998, relating to the issuance of the Brooke Credit Corporation, Series 1997E Bonds

3.04 Guaranty dated as of December 18, 1997, executed by Brooke Corporation guaranteeing payment of principal and interest on the Brooke Credit Corporation, Series 1997A, Series 1997B, Series 1997C and Series 1997D Bonds

6.01 Representative Agency Agreement between the Company and Safeco Insurance Company

6.02           Representative Agency Agreement between the Company and Allied
               Group

6.03 Representative Agency Agreement between the Company and EMC Insurance Companies

6.04 Representative Agency Agreement between the Company and Columbia Insurance Group

6.05 Representative Agency Agreement between the Company and Allstate Insurance Company

6.06 Agreement for Advancement of Loan dated as of September 12, 1997, by and between GI Agency, Inc. and Brooke Credit Corporation

6.07 Agreement for Advancement of Loan dated as of December 1, 1997, by and between GI Agency, Inc. and Brooke Credit Corporation

6.08 Agreement for Advancement of Loan dated as of December 31, 1997, by and between GI Agency, Inc. and Brooke Credit Corporation

6.09 Agreement for Advancement of Loan dated as of September 1, 1998, by and between GI Agency, Inc. and Brooke Credit Corporation

6.10 Guaranty dated as of January 2, 1998, of Robert Orr, Leland Orr and Michael Hess guaranteeing payment of amounts due Brooke Credit Corporation by GI Agency, Inc.

6.11 Hypothecation Agreement dated as of January 2, 1998, executed by Robert Orr pledged certain assets as collateral for amount due Brooke Credit Corporation by GI Agency, Inc.

6.12 Franchise Agreement dated as of September 4, 1997, by and the Company and GI Agency, Inc.

6.13 Assignment of Contract Agreement dated as of June 30, 1999, by and between GI Agency, Inc., and the Company

6.14 Assignment of Contract Agreement dated as of July 15, 1999, by and between GI Agency, Inc., and the Company

6.15 Assignment of Contract Agreement dated as of July 15, 1999, by and between GI Agency, Inc., and the Company

6.16 Assignment of Contract Agreement dated as of September 23, 1999, by and between GI Agency, Inc., and the Company

6.17 Assignment of Contract Agreement dated as of October 1, 1999, by and between GI Agency, Inc., and the Company

6.18 Purchase Agreement dated as of June 13, 2000, by and between Gerald Lanio and William

               Tyer and the Company

6.19 Agreement for Sale of Insurance Agency Assets dated as of March 31, 1999, by and among Royal Specialty Underwriting, Inc., The American Agency, Inc., and the Company

6.20 Personal Guaranties dated as of May 15, 2000, of Robert Orr, Leland Orr and Michael Hess guaranteeing payment of amounts due Brooke Credit Corporation by Austin Agency

6.21 Form of Assignment of Stock dated as of May 15, 2000, by and among Bob Austin, Sr., as assignor and Michael Hess, Robert Orr, Leland Orr and Shawn Lowry, as assignee

6.22 Life & Health Manager's Employment Agreement dated as of April 16, 1999, by and between Brooke Corporation and Anita Larson

6.23           Lease Agreement relating to Phillipsburg, Kansas facility

6.24           Lease Agreement relating to Overland Park, Kansas facility

6.25           Promissory Note between Brooke Credit Corporation and Anita
               Larson

10.1           Consent of Accountants

        In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                               Brooke Corporation



Date OCT. 17, 2000             By  /s/ Robert D. Orr
    --------------               -----------------------------------------------
                                  Robert D. Orr, Chief Executive Officer